INTERNATIONAL GEMINI TECHNOLOGY INC.
#208 – 828 Harbourside Drive
North Vancouver, BC V7P 3R9
Tel. 604.904.8481 Fax. 604.904.9431
December 15, 2005

Securities and Exchange Commission	Via Fax 202-772-9368
100 F Street, NE
Washington, DC 20549-7010
Attention: Jennifer Goeken, Division of Corporate Finance
Dear Ms. Goeken:
Re: File No. 0-14740, Response Letter Dated November 1, 2005

Thank you for your letter dated December 2, 2005. Your third comment letter on our Form 20-F and filed amendments raises only one comment — being on our Item 15 disclosure. For the purposes of this letter we will respond using the numbering established in your letter.
1. As previously communicated, our “Item 15 Controls and Procedures” were misstated in our June 30, 2005 filing on Form 20-F. Earlier disclosure from previously filed Annual Reports was mistakenly inserted into the current filing. During the year ended December 31, 2004 the Company did formalize Controls and Procedures. In Amendment No. 1 filed September 22, 2005 we attempted to correct our disclosure; unfortunately, our disclosure was not complete as to the conclusions of our principal executive and financial officers. Additionally - Amendment No. 1 disclosure did not completely cover all topics required in Item 15. In Amendment No. 2 we re-wrote our Item 15 disclosure in its entirety.

In direct response to your comment, we are of the view that our disclosure is accurate, complete and true. We have stated in Amendment No. 2 that “No changes in our disclosure controls and procedures or other factors have occurred during the fiscal year covered by this annual report on Form 20-F that would materially affect or be reasonably likely to materially affect our disclosure controls and procedures”. We are of the opinion that by disclosing that we have formalized our system of Controls and Procedures does not mean that we had no Controls and Procedures previously, albeit informal ones. And further we believe that implementing the formal procedures has had no “material” affect on our disclosure controls and procedures nor is it likely to.

Remembering that the Company has had limited operations since completing its restructuring under Canada’s Bankruptcy and Insolvency Act, our fiscal management has been quite simple and easy to manage, control, oversee and audit.

At this time, unless specifically requested to do so by Commission staff, we do not believe a further Amendment on Form 20-F/A is required to our fiscal 2004 disclosure. We have made note of your December 2, 2005 comment and will ensure that our next Annual Report on Form 20-F is less ambiguous in Item 15.
We trust the above comments will resolve your comments. Please contact the undersigned if additional comments arise.
Sincerely,
INTERNATIONAL GEMINI TECHNOLOGY INC.
/s/ Edward D. Ford
Edward D. Ford Director